FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Taiwan Stock Exchange filing entitled, “Board resolution to accept the unconsolidated semi-annual financial statements ended June 30, 2003”, dated August 6, 2003.
2.	Taiwan Stock Exchange filing entitled, “ The Company’s original financial forecast is to be revised ”, dated August 6, 2003
3.	Press release entitled, “AU Optronics announces preliminary 1H 2003 results with consolidated net sales of NT$ 42,110 million and net income of NTT$3,105 million”, dated August 6, 2003
4.	Press release entitled, “AU Optronics to adjust its previous financial forecast upwards”, dated August 6, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 6, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corp.
August 6, 2003
English Language Summary

Subject:	Board resolution to accept the unconsolidated semi-annual financial statements ended June 30, 2003

Regulation:	Published pursuant to Article 2-46 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:	2003/08/06

Content:

1.	Date of occurrence of the event: 2003/08/06
2.	Cause of occurrence: The Company's Board accepts the unconsolidated semi-annual financial statements ended June 30, 2003. The highlights of 1H03 earning results are as follows.

(Unit: NTD thousand; except for Basic Earning Per Share)
Net sales:	39,191,110
Gross profit:	6,113,151
Operating income:	3,346,859
Net Income:	3,104,839
Basic Earning Per Share:	NTD 0.73

3.	Countermeasures: N/A
4.	Any other matters that need to be specified: N/A

Item 2

AU Optronics Corp.
August 6, 2003
English Language Summary

Subject:	The Company's original financial forecast for 2003 is to be revised

Regulation:	Published pursuant to Article 2-13 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:	2003/08/06

Content:

1.	Fiscal year of the financial forecast: 2003
2.	Date of inapplicability of the original financial forecast: 2003/08/06
3.	Reason for preparation of the financial forecast:1. Cumulative changes in Board of
Directors reached one-third or more within the same term of the Board; 2. Within 3 years after the year of IPO; 3. Rights issue in 2002

4.	Name of the reviewing CPA: Alfred S. H. Wei and Alfred Chen of KPMG Certified Public Accountants
5.	Monetary amounts of major accounting items of the balance sheet and income statement:
Unit: NTD thousand	Original Forecast	Revised Forecast
Net Sales	89,840,100	90,522,869
Gross Profit	9,384,561	17,476,760
Operating Income	3,671,869	11,526,689
Income before Income Tax	2,580,000	10,508,800

6.	Reason for inapplicability of the financial forecast and monetary amount affected: ASP movements differed from the assumptions under original financial forecast.

7.	Any other matters that need to be specified: N/A

Item 3

News Release

AU OPTRONICS ANNOUNCES PRELIMINARY 1H 2003 RESULTS WITH CONSOLIDATED NET SALES OF NT$42,110 MILLION and NET INCOME OF NT$3,105 MILLION

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today released its unaudited preliminary results of operations for the six months ended June 30, 2003. All financial information was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”) on a consolidated basis. There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003. The unaudited consolidated financial information mentioned herein is not necessarily indicative of our future financial results.

Hsin Chu, Taiwan, August 6, 2003 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held a meeting of the Board of Directors and Supervisors, at which the Board approved its results of operations for the six months ended June 30, 2003. The Company also released preliminary results for 2Q 2003 and 1H 2003. 1H03 consolidated revenues totaled 42,110 million, net income NT$3,105 million and basic EPS of NT$0.73, while 2Q03 consolidated revenues totaled NT$23,842 million, net income of 2,926 million and basic EPS of NT$0.69. All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”) on a consolidated basis.

     On a sequential basis, 2Q03 results represent a 30.5% growth in net sales from 1Q03. Gross profit surged 143.5% from NT$1,890 million to NT$4,601 million while gross margin improved significantly from 10.3% in 1Q03 to 19.3% in 2Q03. Operating income in 2Q03 also rose 445.9% from the previous quarter to NT$2,983 million, representing an operating margin of 12.5%. Net income increased from NT$179 million in 1Q03 to NT$2,926 million for the quarter, with net margin increased from 1% to 12.3%. Basic EPS for 2Q03 is NT$0.69, vs. NT$0.04 in the previous quarter.

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News Release

     “Although demand remained healthy during first half 2003, panel ASP only improved moderately during the period, the remarkable performance AUO achieved in 1H03 is mainly attributed to 1) product mix management; 2) technology advancement; 3) further enhanced customer portfolio; 4) efficient capacity allocation; 5) effective cost reduction and 6) strong growth in small and medium panel business (consumer electronics). We have made significant progress to further strengthen our leadership position in Taiwan and global competitiveness, the 1H03 operation results provide solid evidence of AUO’s execution capability.” Said President & COO, Mr. HB Chen.

     “Despite the impact of the Iraq war and SARS during 2Q03, we still saw growth in overall demand for our large size panels (including NB, Monitor and TV), capacity from G5 fab also contributed to part of the 18.7% sequential unit shipment growth in 2Q03 to reach 2.8 million. Moreover, shipment of our small & medium size panel business experienced robust QoQ growth of 80% to record high of 4.7 million.” Commented by EVP Dr. Hsiung.

“AUO is the most financially sound and profitable company among all Taiwan TFT-LCD players, we are committed to continuously improve our profitability, leveraging our strength in sound financial position, manufacturing capability, technology, R&D and design know-how, cost efficiency and global position, in order to deliver stable return to our shareholders.” Concluded by Mr. Max Cheng, CFO of AUO.

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Item 4

News Release

AU OPTRONICS TO ADJUST ITS PREVIOUS FINANCIAL FORECAST UPWARDS

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

Hsin Chu, Taiwan, August 6, 2003 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced that the Company’s 2003 net income is expected to exceed more than 20% than that filed in April 2003, due to better than expected 1H 2003 operation results. Therefore, AUO’s financial forecast filed in April 2003 was no longer adequate.

     AUO held a meeting of the Board of Directors and Supervisors, at which the Board approved its unaudited results of operations for the six months ended June 30, 2003. As the Company’s 1H 2003 results have already exceeded the original financial forecast filed in April 2003, AUO needs to adjust its financial forecast for fiscal year 2003 accordingly to comply with ROC government regulations.

     Based on the revised forecast, AUO’s consolidated and unconsolidated net sales for the year are estimated to be approximately NT$97,275 million and NT$90,523 million, respectively, while revised income before tax and net income are both estimated to be

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News Release

around NT$10,509 million. The revised financial forecast for 2003 will be announced shortly, upon approval by the Company’s auditors.

Forward-Looking Statements

Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.

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